

Mail Stop 7010

June 22, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Charles W. Grinnell, Esq.
Fuel Tech, Inc.
Financial Centre
695 East Main Street
Stamford, CT 06901

> **Re: Fuel-Tech N.V.**
> **Registration Statement on Form S-4**
> **Filed June 5, 2006**
> **File No. 333-134742**

Dear Mr. Grinnell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Cover Page</u>

1.   Please state the title and amount of securities being registered for conversion pursuant to Item 501(b)(2) of Regulation S-K.

Summary, page 1

Federal Income Tax Consequences of the Reorganization, page 2

2.   Please disclose that this information represents the opinion of counsel and identify counsel.

Risk Factors, page 6

3.   Please delete the second sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks or risks that may become material. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

The Reorganization, page 8

4.   We note the disclosure under the heading "Differences in Governing Corporate Law," which begins on page 9. Other than with respect to their governing laws, please disclose whether there are any material differences between the terms of the Fuel-Tech N.V. shares and the Fuel Tech, Inc. shares.

Background And Reasons For The Reorganization, page 8

5.   Please describe in greater detail the background of your reorganization. In this regard, describe who initiated your reorganization, the meetings of your board to discuss and ultimately approve your reorganization, and any alternatives to your reorganization considered by your board.

6.   Please describe in greater detail the reasons why your board believes that your reorganization is in the best interests of your company and your stockholders, especially in light of the disadvantages discussed under the heading "Possible Disadvantages" on page 15.

Differences In Governing Corporate Law, page 9

7.   Please revise the first sentence of the second paragraph of this section to clarify that this section summarizes the material differences in the laws.

8.   Please delete the statement in the first sentence of the second paragraph that the summary "does not purport to be complete or to address every applicable aspect of such laws." A summary by its nature neither is complete nor addresses every aspect of the matter. This statement suggests that you have not summarized the material differences in the laws.

Mr. Charles W. Grinnell, Esq.
Fuel-Tech N.V.
June 22, 2006
Page 3

9.   Please delete the second sentence of the second paragraph, as you are required
to summarize the material differences in the laws and stockholders are entitled
to rely solely on your disclosure.

Federal Income Tax Consequences Of The Reorganization, page 16

10.   It appears that counsel has provided a long-form opinion. As such, this section
should summarize counsel's opinion. Please revise. In addition, please disclose
which statements represent counsel's opinion and identify counsel. In addition,
please delete the phrase "we believe" when discussing tax consequences since
you are setting forth counsel's opinion.

11.   It appears that counsel is giving "should" opinions. In this regard, we note the
opinions set forth in Exhibit 8.1 to your registration statement. Please disclose
why counsel cannot give a "will" opinion, describe the degree of uncertainty in
counsel's opinions, and provide risk factor and/or other appropriate disclosure
setting forth the risks to your company and stockholders. Please also comply
with this comment with respect to the statements in this section regarding the
tax consequences to your stockholders.

12.   We note the statement in the last paragraph of this section that the discussion in
this section is "for general information only." Please delete this statement, as it
suggests that stockholders may not rely on your disclosure.

Item 21. Exhibits And Financial Statement Schedules, page II-1

13.   Please file as promptly as practicable each of the exhibits required by Item 601
of Regulation S-K, in particular Exhibit 5.1. These exhibits and any related
disclosure are subject to review and you should allow a reasonable period of
time for our review prior to requesting acceleration.

Undertakings, page II-1

14.   Please provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibit 8.1

15.   We note from pages 2 and 34 that counsel is not opining on the tax
consequences to shareholders. However, Item 601(b)(8) of Regulation S-K
requires a tax opinion supporting the tax consequences to shareholders that are
described in the registration statement when the consequences are material.
Please advise.

16.   We note the statement in the first full paragraph on page 3 that the opinion "has been prepared solely for the benefit of FTNV and its affiliates, and it may not be relied upon by any other person for any purpose without the written consent of Deloitte Tax LLP." Please be advised that your stockholders are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

17.   Please be advised that counsel must consent to the reproduction of its opinion as an exhibit to your registration statement, to being named in your prospectus, and to the summary of its opinion in your prospectus. Please have counsel revise its opinion accordingly.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging each of following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in your registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Ernest M. Lorimer, Esq.
        Finn Dixon & Herling LLP
        1 Landmark Square
        Suite 400
        Stamford, CT 06901